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UN
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09059457

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RhoBD LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W Jackson Blvd, Suite 1000
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Douglas Drury — 312-244-4500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, L. Douglas Drury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RhoBD LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
RhoBD LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RhoBD LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RhoBD LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

RhoBD LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 4,151
Receivables from clearing broker	4,167,543
Securities owned	71,178
Other asset	10,000
Total assets	$ 4,252,872
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased	$ 1,441,488
Borrowings from the Member	500,000
Due to the Member	655,920
Total liabilities	2,597,408
Member's equity	1,655,464
Total liabilities and member's equity	$ 4,252,872

See Notes to the Statement of Financial Condition.

Note 1. Organization and Nature of Business

RhoBD LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC). The Company engages in the business of conducting proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. On May 8, 2008, L. Douglas Drury assigned all of his interest in the Company to Rho Trading Securities, LLC (the Member), which is controlled by L. Douglas Drury. As of December 31, 2008, the Company is wholly owned by the Member.

The Company has an agreement with Goldman Sachs Execution and Clearing, L.P. (GSEC) to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GSEC to facilitate the Company's trading activities.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Note 2. Summary of Significant Accounting Policies

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Fair value of financial instruments: Securities transactions and the related gains and losses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Fair value is generally based on published market prices.

Futures and options on futures contracts are recorded on the trade date. Fair value is based upon the closing exchange settlement prices as of the date of valuation.

Interest, dividends and rebates: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date. Rebates are recognized on an accrual basis and included in trading gains and losses.

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

Note 2. Summary of Significant Accounting Policies (*continued)*

New accounting pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.* SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

In March 2008, the FASB released SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ending December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. As this pronouncement is only disclosure related, it will not have an impact on the financial position.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are generally pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements,* (SFAS 157) issued by the FASB. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Futures, options on futures contract, and equity options are valued based on published market prices.

Note 4. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Description		Level 1
Assets:		
Receivable from clearing broker		
Futures contracts	$	(275,798)
Options on futures contracts		(48,807)
Total	$	(324,605)
Securities owned		
Equity options	$	71,178
Liabilities:		
Securities sold, not yet purchased		
Equities	$	1,422,814
Equity options		18,674
Total	$	1,441,488

Note 5. Related-Party Transactions

The Member provides certain management services, such as occupancy, technology, discretionary bonuses and other administrative services for the Company.

The Company received a $3,000,000 loan from the Member on May 15, 2008, of which $1,500,000 was repaid during the year and $1,000,000 was forgiven and contributed to capital. The loan is primarily to be utilized to satisfy any clearing requirements through GSEC, or general cash needs. This loan is payable upon demand and bears no interest. At December 31, 2008, borrowings outstanding under the loan payable to the Member are $500,000.

Note 6. Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 7. Off Balance Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments or other commodities at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk – Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Credit Risk – Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk – The Company clears all of its trades through GSEC and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GSEC collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to $100,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $1,645,000 and $100,000, respectively. The net capital rule may effectively restrict distributions to the Member.

McGladrey & Pullen
Certified Public Accountants

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
104

RhoBD LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.